Exhibit (a)21

CONFIDENTIAL. For internal use only. Not for distribution.

Rollover Update

Deadline for Rollover Materials

To provide you with more time to make your decision, we are extending the deadline for the return of completed materials to 5 pm EST on Monday, November 5th. In order to rollover your shares you must deliver all shares to the American Stock Transfer & Trust Company by this date - see Exhibit D-2 of your rollover materials for instructions on the delivery of shares. Please note that this process takes time so you should proceed as quickly as possible once you have made your decision to rollover shares.

Governance Documents

As mentioned in the rollover materials, we have attached working drafts of the LPA and LLCA that will govern the rights of all unit holders.

FAQs

As a follow-up to the rollover call, we would like to share the following FAQs summarizing questions and answers discussed during the call as well as responses to questions of general applicability that have been that submitted to EmployeeRollover@amtrustgroup.com.

Question	Answer

What are the minimum amounts I am required to rollover in order to participate?	For shares, you must rollover at least 50% of your total shares, which amount must exceed 2,000 shares. For RSUs, you must rollover at least 50% of your total RSUs. Further, all RSUs must be rolled over in whole by grant date. For example, if you have 8,000 RSUs outstanding, including 5,000 from your grant in 2018 and 3,000 from your grant in 2017, you must elect to roll either (i) none, (ii) 5,000 from your grant in 2018 or (iii) all 8,000.

Are you required to rollover at least 50% of both your shares and RSUs?	No, your decision on rolling over your shares and RSUs is mutually exclusive. For example, you may choose to rollover all of your shares and none of your RSUs, or vice versa.

Can I rollover more than 50% but less than 100% of my shares or RSUs?	Yes, you can roll any amount you choose between 50% and 100% of your shares or RSUs, as applicable. For example, if you hold 10,000 shares, you may choose to rollover 7,000 shares.

What happens if I elect not to rollover my shares or RSUs?	Please refer to the October 17, 2018 communication from the AmTrust Employee Center entitled Restricted Stock Unit and Stock Options Update.

What will I receive if I elect to rollover my shares?	You will hold Class A Units in the Evergreen Parent, L.P. (“Parent”), which is a Delaware partnership. As such, you will receive a Schedule K-1 each year for tax reporting purposes.

Will I have any tax liability for the rollover of my shares or RSUs?	While we endeavored to structure the rollover as a tax neutral event, we recommend that you consult with your tax advisor to determine any specific tax implication.

Should I retain counsel to review the rollover materials?	You are encouraged to have your advisors (financial, tax and legal) review the materials. Pasini Law was engaged by Adam Karkowsky on behalf of AmTrust management to review the materials.

What if I hold my shares through an entity?	As long as you are an accredited investor and all holders of such entity are accredited investors, then you may rollover your shares. Please note that you will need to complete a separate Rollover Agreement if you also intend to rollover RSUs, which are in your name as an individual and are not transferable.

In order to be considered an “accredited investor”, do I need to be able to check more than one box?	No. You will be considered an “accredited investor” if you can check one or more boxes.

Will unvested RSUs continue to have the same vesting schedule?	Yes.

What happens if I leave AmTrust?	See Illustrative Key Terms of the Rollover (Exhibit E-2) provided with your rollover materials.

What happens to my RSUs and shares if I retire?	For RSUs, all retirement eligibility guidelines and requirements will continue to apply to RSU awards as outlined in the original award agreements. Your shares will be subject to the put and call rights outlined in the Illustrative Key Terms of the Rollover (Exhibit E-2) provided with your rollover materials.

Are my Class A Units transferrable?	Your Class A Units will be transferrable for estate planning purposes, subject to meeting certain requirements, or with the consent of the Parent.

What type of liquidity will I have with respect to the Class A Units?	The Class A Units are not freely transferable and, subject to the existence of certain put and call rights upon termination of employment, the units are essentially locked-up until the next liquidity event.

Will there be an internal marketplace for trading Class A Units?	No, it is unlikely that an internal marketplace will exist.

How often will the fair market value be calculated?	Quarterly.

Will I receive dividends on my Class A Units?	It will be at the discretion of the Board of Directors of Parent to determine if and when dividends may be paid on the Class A Units. All Class A Units will be treated the same for dividend purposes.

Are you able to provide a copy of Stone Point’s projections?	No.

How do unvested RSUs participate in extraordinary corporate transactions?	Like what happens today, unvested equity awards do not participate in extraordinary corporate transactions, for example, dividends.

Will there be a chance to hold equity in the Parent in the future?	We currently do not contemplate a plan that will allow for management to hold equity directly in the Parent. This is the opportunity for you to have direct ownership through the Class A Units.

Who should I contact with questions?	Please email general questions to EmployeeRollover@AmTrustGroup.com.